For Immediate Release

Contact for Media:    Vincent Power
Sears Canada Corporate Communications
        416-941-4422
vpower@sears.ca

Sears Canada Reports Second Quarter Results

- Began construction on two Sears 2.0 stores
- Launched beta version of new e-commerce site on new technology architecture in August
- Completed $128 million of annualized cost reductions during the first two quarters, now working towards 2016 annualized target of $155 million
- Announcing $70 million real estate transaction
- Announced new logo
- Continuing to add to leadership team

TORONTO - September 7, 2016 - Sears Canada Inc. (TSX: SCC; NASDAQ: SRSC) today announced operational highlights and financial results for the second quarter of Fiscal 20161.

Second Quarter 2016 Operational Highlights

•
Same Store Sales. Same store sales decreased by 5.5% compared to the same quarter last year and core retail same store sales[2] decreased by 6.2%. Same store sales declines were due in part to (1) a decrease in transactions in big ticket items such as major appliances, due to the loss of customer financing solutions with the termination of the credit card agreement[3] and (2) lower than expected sales performance of new merchandise programs negotiated in Spring of 2015 for launch in Spring of 2016.

•
Adjusted EBITDA. Adjusted EBITDA was a loss of $66.1 million for the quarter this year. Excluding (a) the impact of the termination of the credit card agreement, (b) the effect of a weaker Canadian dollar, and (c) the launch costs of Initium, Adjusted EBITDA would have improved by approximately $11.6 million.

_______________
1Second quarter 2016 and 2015 represent the 13-week periods ended July 30, 2016 and August 1, 2015, respectively. Fiscal 2016 and 2015 represent the 52-week periods ending or ended January 28, 2017 and January 30, 2016, respectively.
2The core retail store network consists of Sears Canada’s 95 full-line stores and 30 Sears Home stores, and excludes the Outlet and Hometown stores.
3The credit card marketing and servicing agreement between the Company and JPMorgan Chase Bank, N.A. (Toronto Branch) (“JPMC”) terminated on November 15, 2015.

•
Cost Reductions. Completed $128 million of annualized cost reductions as of the second quarter, above the original 2016 annualized target range of $100 to $127 million in reductions. Currently working towards further reductions in order to reach the upper end of the higher 2016 annualized target range, announced last quarter, of $127 to $155 million. In order to drive necessary revenue growth, the Company plans to invest some of the savings in new businesses and categories with high return opportunities.

•
Sears 2.0. Began construction on two stores which will undergo significant changes in their layout and offerings and become prototypes for the new Sears 2.0 store concept. Construction is expected to be completed in September for one store and in November for the second.

•	Dynamic Pricing. Launched dynamic pricing for major appliances and mattresses, reinforcing Sears Canada’s leadership and innovation in these businesses.

•
Real Estate Transaction. Sears Canada is announcing today that it has entered into a letter of intent for a real estate transaction for proceeds to the Company of $70 million. This transaction is subject to completion of definitive documentation and customary due diligence and, if completed, would be expected to close in the third quarter of 2016. This transaction will not result in any store closures.

•
Website Pilot. On August 15, Sears Canada’s technology subsidiary, Initium Commerce Lab Inc., launched a pilot of the new sears.ca website in the province of Alberta, incorporating a new technology platform and logistics systems to provide a leading edge online shopping experience for Sears Canada customers. The website is expected to roll out to other areas of Canada over the coming weeks and extend nationwide before the end of the year.

•
New Logo. On August 24, a new logo was unveiled for Sears Canada. The new logo asserts the modern and streamlined customer experience inherent in the Sears 2.0 stores and the new website design being rolled out this year.

Second Quarter 2016 Financial Highlights

•	Revenue. Revenue was $648.5 million in the second quarter, a decline of 15.6% compared to the same quarter last year.

•
Same Store Sales. Same store sales decreased by 5.5% compared to the same quarter last year and core retail same store sales decreased by 6.2%. Same store sales declines were due in part to (1) a decrease in transactions in big ticket items such as major appliances, due to the loss of customer financing solutions with the termination of the credit card agreement and (2) to less than expected revenue from new merchandise programs negotiated in Spring of 2015 for launch in Spring 2016.

The difference between the decline in revenue and the decline in same store sales and core retail same store sales was primarily due to (1) store exits since last year, (2) the decline in revenues in the Company’s direct business, partly due to the result of a planned but significant reduction in catalogue pages in the second quarter of 2016 compared to the second quarter of 2015, and partly due to a decline in the number merchandise pick-up locations due to the closure of 30 Hometown Stores since Q1, and (3) a decrease in fee revenue due to the termination of the credit card agreement.

To help offset the decline in same store sales, the Company has taken a three-pronged approach: (1) introduced dynamic pricing programs for major appliances and mattresses, reinforcing Sears Canada’s leadership and innovation in these businesses, (2) made general pricing adjustments to better align to the market, and (3) adjusted the assortment to more closely align with current consumer preferences. Additionally, the previously-announced introduction of the easyfinancial point of sale platform to enable financing capabilities for Sears Canada customers purchasing large ticket items is expected to launch in the third quarter.

•
Gross Margin. The gross margin rate was 28.2% in the second quarter, as compared to 32.8% for the same quarter last year. The weaker Canadian dollar and the previously-mentioned termination of the credit card agreement had a negative impact on margins in the second quarter of 2016 compared to the second quarter of 2015. Excluding the impact of these items, the gross margin rate in the second quarter of this year would have improved by 60 bps compared to the second quarter last year.

•
Adjusted EBITDA. Adjusted EBITDA was a loss of $66.1 million in the second quarter compared to a loss of $27.1 million for the same quarter last year. The effects of reduced revenues and incremental operating expenses incurred after the termination of the credit card agreement and of a weaker Canadian dollar negatively impacted EBITDA by $27.6 million and $17.9 million, respectively. In addition, during the second quarter of 2016, Adjusted EBITDA also reflected the costs of the launch of Initium of $5.1 million; these costs will continue to be incurred on top of existing technology costs until legacy systems can be decommissioned and removed. Therefore, excluding these three items, Adjusted EBITDA for the second quarter of 2016 would have improved by $11.6 million from a pro forma loss of $72.6 million for the second quarter last year to a pro forma loss of $61.0 million for the second quarter of this year. Adjusted EBITDA is a non-IFRS measure.

•
Net Earnings. The net loss for the second quarter this year was $91.6 million or 90 cents per share compared to net earnings of $13.5 million or 13 cents per share in the second quarter last year. Included in the second quarter this year are transformation expenses of $14.4 million primarily related to severance incurred during the period. Included in the net earnings for the quarter last year was a one-time gain on sale and leaseback transactions of $67.2 million. For a list of other non-recurring charges in the second quarters of Fiscal 2016 and Fiscal 2015, please refer to the “Reconciliation of Net (Loss) Earnings to Adjusted EBITDA” table included in this release.

•
Cash Position. Sears Canada ended the second quarter with $301.9 million in cash versus $208.7 million in cash at the end of the second quarter of 2015. During the remainder of 2016, the Company expects to receive proceeds of approximately $130 million from previously-announced real estate transactions and the one announced today. Of this amount, $17.6 million has already been received in August, 2016, related to the sale of a distribution centre located in Regina, Saskatchewan. These proceeds would give the Company a pro forma cash balance of approximately $432 million as of the end of the second quarter of Fiscal 2016. The Company continues to make a strong balance sheet a key operational goal and expects to be within range of the previously announced pro forma fiscal year-ending target cash balance of $400 million.

Re-engineering Initiatives
As discussed in previous reports, the Company has now organized its numerous re-engineering efforts into four primary workstreams:

1.
Project Sears 2.0. This workstream focuses on moving Sears physical retail stores to a more productive model, with a customer-focused assortment and a more flexible layout to optimize productivity and in-store experience. Initiatives that drive Sears Canada’s in-store business fall into this category.

2.
Initium. This workstream focuses on building a new technology architecture to run all of Sears Canada, including an updated digital commerce experience and logistics capabilities. The platform will structure Sears Canada as a digital commerce company with a network of stores attached, as opposed to a network of stores and legacy technology with a separate e-commerce business.

3.	Real estate. This workstream focuses on appropriately matching and innovating the Company’s real estate portfolio to better suit its needs for a profitable store-based retail business.

4.	SG&A. This workstream focuses on bringing the Company’s Selling, General and Administrative expense structure in line with its revenue.

These four workstreams are designed to drive the Company’s business goals of increasing revenue, operating profitably, and maintaining a strong balance sheet. The Company will continue to provide more detailed updates on individual initiatives within these workstreams over the course of the year as it has done earlier in this report.

Additional Commentary
“Since last year, we have continued to reduce expenses and build our cash position in order to establish sufficient runway to return to profitability,” said Brandon G. Stranzl, Executive Chairman, Sears Canada Inc. “The current performance of the business is unacceptable, but it was not entirely unexpected. The current management team has set about amassing a substantial cash position and significantly reducing operating expenses in order to create the runway to establish and execute a business plan to reinvent Sears Canada. Today, we believe that we have accomplished that: we have the runway, and we have a plan to drive growth.”

In the third quarter, Sears Canada will launch the two key cornerstones of this plan, the Sears 2.0 prototype stores and the new e-commerce platform run by Initium. Key factors that will drive growth in the Sears 2.0 stores are the redesigned approach to assortment architecture and the Company’s entry into entirely new categories of business that will launch before the end of 2016. With the launch of Initium, Sears Canada will be far better positioned to grow its e-commerce business, and to launch new logistics and technology services as a third party provider.

The Sears 2.0 prototype stores are nearing the end of their construction phase and will reopen in their new iteration this fall. There are currently plans for two more stores to be added to the Sears 2.0 format before the upcoming Holiday season and there are plans in place to convert up to 48 stores during 2017 onto the new assortment architecture used in the Sears 2.0 prototype stores, although a much smaller number of these stores will undergo a full renovation. The revamped sears.ca website experience is currently being piloted in Alberta with plans to roll out to all other areas of the country before the end of the year.

“Our people and our culture are our most important asset, and we continue to add to our leadership team and talent base to help develop and execute the strategic direction of the Company,” noted Mr. Stranzl. As announced during the second quarter, Heywood Wilansky, a retail veteran with decades of experience, was appointed to the Board of Directors and as a Senior Advisor to the Company. In addition, during the second quarter, the Company named Yona Shtern as our Head of E-commerce and Integrated Retail. Mr. Shtern was previously the Founder and CEO of Beyond the Rack Inc., a Montreal-based e-commerce company. He is a well-known entrepreneur across Canada, and he built Beyond the Rack to over 10 million members.

“Much planning and testing has been taking place within our four re-engineering workstreams over the first half of 2016,” added Mr. Stranzl, “and we have now mapped out an ambitious vision and a detailed 3-year growth plan. Perhaps more important, we have begun to instill a set of cultural principles into the organization that will enable us to harness the power of our nearly 17,000 people to execute our vision. We believe that we have the financial strength, the vision, the cultural framework, and the people to return Sears Canada to growth and profitability.”

Disclaimer and Cautionary Note Regarding Forward-Looking Statements
This release contains information which is forward-looking and is subject to important risks and uncertainties. Forward-looking information concerns, among other things, the Company’s future financial performance, business strategy, plans, expectations, goals and objectives. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although the Company believes that the estimates reflected in such forward-looking information are reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information and undue reliance should not be placed on such information.

Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the proposed real estate transactions in this release, which are subject to closing conditions, not closing on the agreed terms or at all; the Company’s inability to compete effectively in the highly competitive retail industry; weaker business performance in the fourth quarter, traditionally the Company’s strongest quarter; the ability of the Company to successfully implement its strategic initiatives; changes in consumer spending; ability to retain senior management and key personnel; ability of the Company to successfully manage its inventory levels; customer preference toward product offerings; ability to secure an agreement with a financial institution for a credit card and other financial services; the ability of the Company’s new loyalty program to attract and retain customers; the ability of the Company to migrate sufficient catalogue customers and business to online; disruptions to the Company’s computer systems; economic, social, and political instability in jurisdictions where suppliers are located; fire to, structural integrity and safety of, foreign factories; increased shipping costs, potential transportation delays and interruptions; damage to the reputations of the brands the Company sells; changes in the Company’s relationship with its suppliers; the Company’s reliance on third parties in outsourcing arrangements, and their ability to perform the arrangements for which they have been engaged; willingness of the Company’s vendors to provide acceptable payment terms; the outcome of product liability claims; any significant security compromise or breach of the Company’s customer, associate or Company information; the outcome of pending legal proceedings; compliance costs associated with environmental laws and regulations; maintaining adequate insurance coverage; seasonal weather patterns; ability to make, integrate and maintain acquisitions and investments; general economic conditions; liquidity risk and failure to fulfill financial obligations; fluctuations in foreign currency exchange rates; the credit worthiness and financial stability of the Company’s licensees and business partners; possible limits on our access to capital markets and other financing sources; interest rate fluctuations and other changes in funding costs and investment income; the possibility of negative investment returns in the Company’s pension plan or an increase to the defined benefit obligation including the potentially restrictive impact such an increase might have on credit availability; the impairment of intangible and other long lived assets; the possible future termination of certain intellectual property rights associated with the “Sears” name and brand names if Sears Holdings Corporation (“Sears Holdings”) reduces its interest in the Company to less than 10.0%; potential conflict of interest of some of the directors and executive officers of the Company owing to their ownership of Sears Holdings’ common stock; possible changes in the Company’s ownership by Edward S. Lampert, ESL Investments and other significant shareholders; productivity improvement and cost reduction initiatives and whether such initiatives will yield the expected benefits; competitive conditions in the businesses in which the Company participates; new accounting pronouncements, or changes to existing pronouncements, that impact the methods the Company uses to report our financial position and results from operations; uncertainties associated with critical accounting assumptions and estimates; and changes in laws, rules and regulations applicable to the Company. Information about these factors, other material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in preparing forward-looking information, may be found in this release as well as under Section 3(k) “Risk Factors” in the Company’s most recent AIF, Section 10 “Risks and Uncertainties” in the MD&A in the Company’s most recent annual report and under Section 9 “Risks and Uncertainties” in the MD&A in the Company’s most recent interim report and elsewhere in the Company’s filings with Canadian and U.S. securities regulators.

All of the forward-looking statements included in this release are qualified by these cautionary statements and those made in the “Risk Factors” section of the Company’s most recent AIF, in the “Risks and Uncertainties” section of the Company’s most recent annual and interim MD&A and the Company’s other filings with Canadian and U.S. securities regulators. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully, and readers should not place undue reliance on forward-looking statements made herein or in our other filings with Canadian and U.S. securities regulators. The forward-looking information in this release is, unless otherwise indicated, stated as of the date hereof and is presented for the purpose of assisting investors and others in understanding the Company’s financial position and results of operations as well as the Company’s objectives and strategic priorities, and may not be appropriate for other purposes. The Company does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

About Sears Canada
Sears Canada is a multi-channel retailer with a network that includes 145 corporate stores, 76 Hometown stores, over 1,000 catalogue and online merchandise pick-up locations, 80 Sears Travel offices and a nationwide repair and service network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca.

Unaudited Condensed Consolidated Financial Statements and Management’s Discussion and Analysis
The Company’s unaudited interim condensed consolidated financial statements for the 26-week period ended July 30, 2016 and Management’s Discussion and Analysis thereon are available on the System for Electronic Document Analysis and Retrieval website at www.sedar.com and on the U.S. Securities Exchange Commission website at www.sec.gov.

Selected Consolidated Financial Information
The following tables set out summary unaudited consolidated financial information and supplemental information for the periods indicated, derived from the unaudited interim condensed consolidated financial statements for the 26-week period ended July 30, 2016. The summary unaudited consolidated financial information set out for these periods has been prepared on a basis consistent with our audited consolidated financial statements for the 52-week period ended January 30, 2016. The information presented herein does not contain disclosures required by IFRS and should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements for the 26-week period ended July 30, 2016.

SEARS CANADA INC.
RECONCILIATION OF NET (LOSS) EARNINGS TO ADJUSTED EBITDA
For the 13 and 26-week periods ended July 30, 2016 and August 1, 2015

Unaudited

	Second Quarter		Year-to-Date
(in CAD millions, except per share amounts)	2016	2015	2016	2015
Net (loss) earnings	$(91.6)	$13.5	$(155.2)	$(45.6)
Transformation expense[1]	14.4	—	24.2	—
Gain on sale and leaseback transactions[2]	—	(67.2)	(40.6)	(67.2)
Assets held for sale impairment[3]	—	—	1.0	—
Other asset impairment[4]	3.9	—	3.9	—
Lease exit costs[5]	—	—	7.9	—
Gain on settlement of retirement benefits[6]	—	—	—	(5.1)
TBI costs[7]	—	6.4	—	6.4
Environmental remediation costs for assets held for sale[8]	0.5	—	0.5	—
Depreciation and amortization expense	6.6	13.6	16.4	26.1
Finance costs	2.0	2.1	3.6	6.0
Interest income	(0.5)	(0.3)	(4.1)	(0.5)
Income tax (recovery) expense	(1.4)	4.8	0.9	2.3
Adjusted EBITDA[9]	(66.1)	(27.1)	(141.5)	(77.6)
Basic net (loss) earnings per share	$(0.90)	$0.13	$(1.52)	$(0.45)

1	Transformation expense during 2016 relates primarily to severance incurred during the period.
2	Gain on sale and leaseback transactions represents the net gain related to selling and leasing back of the Company's logistics centres in Calgary, Alberta and Vaughan, Ontario.
3
Assets held for sale impairment represents the charge related to writing down the carrying value of the property, plant and equipment of the Broad Street investment property in Q1 2016 to fair value less costs to sell.

4	Other asset impairment represents the charge related to writing down the carrying value of the property, plant and equipment and intangibles of certain cash generating units during Q2 2016.
5	Lease exit costs relate primarily to costs incurred to exit certain properties.
6	Gain on settlement of retirement benefits relates to the settlement of retirement benefits of eligible members covered under the non-pension retirement plan during Q1 2015.
7	TBI costs represent the estimated costs to the Company related to TravelBrands Inc. (a licensee of the Company) filing for creditor protection.
8	Environmental remediation costs for assets held for sale relate to estimated costs required to restore the Broad Street Logistics Centre located in Regina, in order to sell the asset.
9
Adjusted EBITDA is a measure used by management, the retail industry and investors as an indicator of the Company’s operating performance, ability to incur and service debt, and as a valuation metric. Adjusted EBITDA is a non-IFRS measure.

SEARS CANADA INC.
RECONCILIATION OF TOTAL MERCHANDISING REVENUE TO TOTAL SAME STORE SALES
For the 13 and 26-week periods ended July 30, 2016 and August 1, 2015

Unaudited

	Second Quarter		Year-to-Date
(in CAD millions)	2016	2015	2016	2015
Total merchandising revenue	$648.5	$768.8	$1,244.4	$1,466.0
Non-comparable sales	148.6	167.5	301.0	339.1
Total same store sales[1]	499.9	601.3	943.4	1,126.9
Percentage change in total same store sales	(5.5)%	(3.9)%	(6.4)%	(4.1)%
Percentage change in total same store sales by category
Apparel & Accessories	(7.5)%	(8.3)%	(8.1)%	(9.0)%
Home & Hardlines	(4.2)%	(1.0)%	(5.5)%	(0.8)%
Percentage change in Core Retail same store sales	(6.2)%	(1.0)%	(6.5)%	(2.3)%
Percentage change in Core Retail same store sales by category
Apparel & Accessories	(6.2)%	(3.5)%	(6.4)%	(6.1)%
Home & Hardlines	(6.4)%	0.9%	(7.0)%	0.9%

1
Total same store sales represents merchandise sales generated through operations in the Company’s Full-line, Sears Home, Hometown, Outlet and Corbeil stores that were continuously open during both of the periods being compared. Core Retail same store sales represents merchandise sales generated through operations in the Company’s Full-line and Sears Home stores that were continuously open during both of the periods being compared. More specifically, the same store sales metrics compare the same calendar weeks for each period and represents the 13 and 26-week periods ended July 30, 2016 and August 1, 2015. The calculation of same store sales is a performance metric and may be impacted by store space expansion and contraction. The same store sales metrics exclude the Direct channel.

SEARS CANADA INC.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Unaudited

(in CAD millions)	As at July 30, 2016	As at January 30, 2016	As at August 1, 2015
ASSETS
Current assets
Cash	$301.9	$313.9	$208.7
Accounts receivable, net	47.2	59.4	66.9
Income taxes recoverable	16.0	35.9	78.1
Inventories	621.3	664.8	709.1
Prepaid expenses	54.3	31.0	38.7
Derivative financial assets	0.1	6.6	12.6
Assets classified as held for sale	33.9	22.1	25.9
Total current assets	1,074.7	1,133.7	1,140.0

Non-current assets
Property, plant and equipment	315.3	444.1	491.1
Investment properties	2.1	17.0	17.0
Intangible assets	21.4	22.5	34.6
Deferred tax assets	0.6	0.6	3.1
Other long-term assets	10.0	15.3	15.9
Total assets	$1,424.1	$1,633.2	$1,701.7

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$294.0	$332.7	$386.3
Deferred revenue	136.8	158.3	163.6
Provisions	79.7	75.8	50.1
Income taxes payable	0.5	2.6	1.6
Other taxes payable	21.9	17.3	11.7
Derivative financial liabilities	2.1	—	0.1
Current portion of long-term obligations	3.8	4.0	3.9
Total current liabilities	538.8	590.7	617.3

Non-current liabilities
Long-term obligations	18.4	20.2	22.2
Deferred revenue	71.1	74.2	75.5
Retirement benefit liability	314.0	326.9	387.0
Deferred tax liabilities	—	—	3.1
Other long-term liabilities	91.3	67.0	66.8
Total liabilities	1,033.6	1,079.0	1,171.9

SHAREHOLDERS’ EQUITY
Capital stock	14.9	14.9	14.9
Share-based compensation reserve	2.4	—	—
Retained earnings	583.8	739.0	760.9
Accumulated other comprehensive loss	(210.6)	(199.7)	(246.0)
Total shareholders’ equity	390.5	554.2	529.8
Total liabilities and shareholders’ equity	$1,424.1	$1,633.2	$1,701.7

SEARS CANADA INC.
CONDENSED CONSOLIDATED STATEMENTS OF NET (LOSS) EARNINGS AND COMPREHENSIVE (LOSS) INCOME
For the 13 and 26-week periods ended July 30, 2016 and August 1, 2015

Unaudited

	13-Week Period		26-Week Period
(in CAD millions, except per share amounts)	2016	2015	2016	2015

Revenue	$648.5	$768.8	$1,244.4	$1,466.0
Cost of goods and services sold	465.6	516.9	893.5	979.7
Selling, administrative and other expenses	274.4	299.0	546.3	596.4
Operating loss	(91.5)	(47.1)	(195.4)	(110.1)

Gain on sale and leaseback transactions	—	67.2	40.6	67.2
Gain on settlement of retirement benefits	—	—	—	5.1
Finance costs	2.0	2.1	3.6	6.0
Interest income	0.5	0.3	4.1	0.5
(Loss) earnings before income taxes	(93.0)	18.3	(154.3)	(43.3)

Income tax (recovery) expense
Current	(1.3)	8.1	(1.7)	5.9
Deferred	(0.1)	(3.3)	2.6	(3.6)
	(1.4)	4.8	0.9	2.3
Net (loss) earnings	$(91.6)	$13.5	$(155.2)	$(45.6)

Basic and diluted net (loss) earnings per share	$(0.90)	$0.13	$(1.52)	$(0.45)

Net (loss) earnings	$(91.6)	$13.5	$(155.2)	$(45.6)

Other comprehensive income (loss), net of taxes:

Items that may subsequently be reclassified to net (loss) earnings:
Gain (loss) on foreign exchange derivatives	8.2	12.3	(14.7)	9.6
Reclassification to net (loss) earnings of loss (gain) on foreign exchange derivatives	5.8	(1.2)	3.8	(6.6)

Items that will not be subsequently reclassified to net (loss) earnings:
Remeasurement gain on net defined retirement benefit liability	—	—	—	2.0
Total other comprehensive income (loss)	14.0	11.1	(10.9)	5.0
Total comprehensive (loss) income	$(77.6)	$24.6	$(166.1)	$(40.6)

SEARS CANADA INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the 13 and 26-week periods ended July 30, 2016 and August 1, 2015
Unaudited

	13-Week Period		26-Week Period
(in CAD millions)	2016	2015	2016	2015
Cash flow used for operating activities
Net (loss) earnings	$(91.6)	$13.5	$(155.2)	$(45.6)
Adjustments for:
Depreciation and amortization expense	6.6	13.6	16.4	26.1
Share-based compensation	0.7	(0.7)	2.4	(0.4)
(Gain) loss on disposal of property, plant and equipment	(0.9)	0.3	(1.3)	0.3
Impairment losses	3.9	—	4.9	—
Gain on sale and leaseback transactions	—	(67.2)	(40.6)	(67.2)
Finance costs	2.0	2.1	3.6	6.0
Interest income	(0.5)	(0.3)	(4.1)	(0.5)
Retirement benefit plans expense	3.6	4.7	7.3	9.4
Gain on settlement of retirement benefits	—	—	—	(5.1)
Short-term disability expense	1.1	1.2	2.5	2.6
Income tax (recovery) expense	(1.4)	4.8	0.9	2.3
Interest received	0.5	0.2	4.1	0.4
Interest paid	(1.0)	(0.7)	(1.6)	(1.2)
Retirement benefit plans contributions	(11.3)	(12.0)	(22.8)	(25.4)
Income tax refunds, net	0.3	46.9	23.4	46.1
Changes in non-cash working capital balances	40.1	(31.8)	(25.4)	(108.1)
Changes in non-cash long-term assets and liabilities	2.7	(2.9)	1.2	(4.1)
	(45.2)	(28.3)	(184.3)	(164.4)
Cash flow (used for) generated from investing activities
Purchases of property, plant and equipment and intangible assets	(3.5)	(9.1)	(9.7)	(14.3)
Proceeds from sale of property, plant and equipment	1.1	0.1	1.6	0.2
Net proceeds from sale and leaseback transactions	—	130.0	183.9	130.0
	(2.4)	121.0	175.8	115.9
Cash flow used for financing activities
Interest paid on finance lease obligations	(0.5)	(0.5)	(0.9)	(1.0)
Repayment of long-term obligations	(0.9)	(1.6)	(1.9)	(3.3)
Proceeds from long-term obligations	—	0.7	—	1.3
	(1.4)	(1.4)	(2.8)	(3.0)
Effect of exchange rate on cash at end of period	1.1	1.9	(0.7)	1.2
(Decrease) increase in cash	(47.9)	93.2	(12.0)	(50.3)
Cash at beginning of period	$349.8	$115.5	$313.9	$259.0
Cash at end of period	$301.9	$208.7	$301.9	$208.7